UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Introductory Note

On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.

Explanatory Note; Communication Respecting Summons for Court Approval of JPL Remuneration

On May 29, 2024, the JPLs provided a communication to the Company’s shareholders with respect to the filed summons for court approval of the terms of the JPLs’ remuneration. The communication attached a copy of the Summons and the JPLs’ response to certain queries.

On May 31, 2024, the Company furnished a Report on Form 6-K to the U.S. Securities and Exchange Commission (the “Original Report”), which contained a copy of a communication to the Company’s shareholders with respect to the filed summons for court approval of the terms of the JPLs’ remuneration. This Amendment No. 1 is being filed solely for the purpose of updating the form of such communication to correct the email address which shareholders may use to communicate with the JPLs from an incorrect one inadvertently included in the Original Report.  The correct email address is gcbcjpls@uk.gt.com.

A corrected copy of such communication, including the attachments, is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ John Royle
Name:	John Royle
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: June 4, 2024